Mail Stop 6010

August 21, 2007

Fred Hassan
Chief Executive Officer
Schering-Plough Corporation
2000 Galloping Hill Road
Kenilworth, NJ 07033

> **Re: Schering-Plough Corporation**
> **Definitive Proxy Statement**
> **Filed April 20, 2007**
> **File No. 001-06571**

Dear Mr. Hassan:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Compensation Discussion and Analysis, page 24

1.   Please expand your Compensation Discussion and Analysis to include a more specific discussion and analysis of how the applicable elements of your compensation packages are structured and implemented to reflect your named executive officer's individual performance. Please disclose the elements of individual performance, both quantitative and qualitative, and specific contributions the compensation committee considered in its evaluation, and if applicable, how they were weighted and factored into specific compensation decisions. Please also expand your discussion and analysis of the factors the committee considered in establishing personal objectives for Mr. Hassan. Refer to Item 402(b)(2)(vii) of Regulation S-K.

2.   Please expand your disclosure to clarify how the amounts paid under each element affect decisions regarding the amounts paid or awarded under the other elements of your compensation program. The Compensation Discussion and Analysis should explain and place in context how and why determinations with respect to one element may or may not have influenced the Compensation Committee's decisions with respect to other allocated or contemplated awards. See Item 402(b)(1)(vi) of Regulation S-K.

3.   Your disclosure indicates that you set compensation goals, such as the performance metrics for the annual incentive, for the current fiscal year in the early part of each year. Please disclose these items of company performance and how your incentive awards are specifically structured around the applicable performance goals. See Item 402(b)(2)(v) and Instruction 2 to Item 402(b). Please note that qualitative goals generally need to be presented to conform to the requirements of 402(b)(2)(v). To the extent you believe that disclosure of the information would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b), please provide us with a detailed explanation supporting your conclusion. To the extent that it is appropriate to omit specific targets or performance objectives, you are required to provide appropriate disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. Refer also to Question 3.04 of the Item 402 of Regulation S-K Interpretations available on our website at www.sec.gov. In discussing how difficult or likely it will be for the registrant to achieve the target levels or other factors, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.

4.   The Compensation Discussion and Analysis should be sufficiently precise to capture material differences in compensation policies with respect to individual named executive officers. In this regard, we note the significant disparities in Mr. Hassan's salary, the amounts paid to him as non-equity incentive plan

compensation, and the option award made on May 19, 2006. Given these disparities, please include a more detailed discussion of how and why the compensation and awards granted to your chief executive officer differ in all material respects from the compensation and awards granted to the other named executive officers. If policies or decisions relating to a named executive officer are materially different than those applicable to the other officers, this should be discussed on an individualized basis. Refer to Section II.B.1 of Commission Release No. 33-8732A.

5.   We note from your disclosure under "Narrative Information Relating to Summary Compensation Table and Grants of Plan-Based Awards Table" that the annual incentive opportunity is based on the competitive pay practices of your Peer Group, in the case of your chief executive officer, and, in the case of your other named executive officers, an established percentage of each officer's base salary, ranging from 60% to 80%. Please provide discussion and analysis as to the reasons why the targeted amounts of annual incentive compensation vary among your named executive officers.

Target Total Direct Compensation Opportunity, page 26

6.   We note your disclosure that you have set the total compensation opportunity at the 75th (or higher) percentile compared to your Peer Group. Please disclose the actual percentiles for total compensation, and each benchmarked element of compensation. This disclosure should include a discussion of where you target each element of compensation against your Peer Group and where actual payments fell within the targeted parameters. To the extent actual compensation was outside of a targeted percentile range, please provide discussion and analysis as to why such compensation elements fell outside of the targeted parameters.

Equity and Other Long-Term Elements of Compensations, page 30

7.   Please expand your disclosure to include analysis of how the committee determined actual payouts under the 2006 Stock Incentive Plan. Although we note disclosure in the second full paragraph on pages 30 and 31 that addresses general matters relating to forms of compensation, please include disclosure that not only sets forth the amount of equity awarded under the Plan but also provides substantive analysis and insight into how the committee determined the payout amounts. Please also provide a reasonably complete description of the specific factors considered by the Committee in ultimately approving particular pieces of each named executive officer's compensation package and describe the reasons why the Committee believes that the amounts paid to each named executive officer are appropriate in light of the various items it considered in making specific compensation decisions.

Potential Payments Upon Termination or Change of Control, page 48

8.   Please discuss in Compensation Discussion and Analysis how the arrangements
        described in this section fit into your overall compensation objectives and strategy
        and affect the decisions you made regarding other compensation elements.

9.   We note that the lump sum cash severance payments range from two to three
        times the sum of the applicable executive's base salary and annual incentive
        compensation, and that the period of time in which the executive has access to
        medical and other welfare benefits ranges from two or three year periods. Please
        discuss and analyze how these ranges and periods were negotiated and how and
        why the two or three year periods were agreed to by the company and why they
        vary among the named executive officers.

        Please respond to our comments by September 21, 2007, or tell us by that time
when you will provide us with a response.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        When you respond to our comments, please provide, in writing, a statement from
the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in
  the filing;

- staff comments or changes to disclosure in response to comments do not
  foreclose the Commission from taking any action with respect to the filing;
  and

- the company may not assert staff comments as a defense in any proceeding
  initiated by the Commission or any person under the federal securities laws of
  the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3635 with any questions.

Sincerely,

Tim Buchmiller
Senior Attorney